FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2003

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   May 9, 2003

NEWS RELEASE No. 08-03

April 4, 2003	ASX Symbol - AGY

PALAEO-CHANNELS OF PROTO-BUFFELS RIVER INTERSECTED ON ALBETROS DIAMOND PROJECT

Argosy Minerals is pleased to announce the completion of the first phase of reconnaissance exploration on its Albetros diamond project in Namaqualand, South Africa.  The Western Coast of South Africa is a world renowned area for both alluvial marine and fluvial diamond deposits. This reconnaissance drilling programme was undertaken in order to obtain an understanding of the geological setting and to identify and outline prospective palaeo-channels and gravel deposits.

During this phase of exploration over 1300m of drilling has been conducted from 51 holes, aimed at identifying palaeo-channels associated with the proto-Buffels River and marine derived gravel deposits.

The drilling conducted to date has been mainly concentrated on the western side of the Albetros project, adjacent to where De Beers is actively mining upper marine terrace alluvial diamond bearing gravels. De Beers operations lie immediately west of Albetros and the drilling confirms the presence of up-stream palaeo-channels striking directly into De Beers mining operations.

Of the 51 holes drilled, gravels have been intersected in 14 holes, ranging in thickness up to 4.7m. According to Argosy’s consultant diamond geologist these intersections are significant, indicating the presence of four separate palaeo-channels. Gravels have been encountered at two channel exits leading towards De Beers operations, conduits probably supplying the adjacent marine terraces.

Early indications are that gravel occurrences could be sizable in such an alluvial environment, although diamond bearing gravels would occur in isolated stretches with variable thickness, overburden and deposit size.

Argosy is encouraged by the findings from the first phase of reconnaissance exploration and is now planning a programme utilizing ground penetrating radar (GPR) as a cost effective and rapid tool for bedrock and geological profiling. This work will target and define areas of suitable depositional environments ahead of additional drilling.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 09-03

April 9, 2003	ASX Symbol - AGY

APPOINTMENT OF DIRECTOR

Argosy Minerals Inc. is pleased to announce the appointment of Mr. John Maloney as a Director of the Company.

Mr. Maloney is a former Bursar of Wesley College in Australia and brings to the Board his many years of administrative and financial experience.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 11-03

April 28, 2003	ASX Symbol - AGY

MUZHIEVO, BEREGOVE AND KVASOVE - UKRANIAN GOLD DEPOSITS

Argosy Minerals Inc, has entered into an agreement with the State Joint Stock Company Ukrainian Polymetals (“UKP”) and Ukrainian Innovation Financial Company (“UIFC”), regarding the purchase of an interest in Zakarpatpolymetals (“ZKP”). In addition the agreement provides for the opportunity to enter into joint ventures over the gold deposits known as Muzhievo, Beregove and Kvasove in the Carpathian gold belt of SSW Ukraine.

Argosy has extensive experience in the epithermal gold deposits of the Carpathian Mountains which extend across Eastern Europe through Slovakia, Ukraine and Romania. Mineralisation is related to tectonic activity and volcanism during Alpine orogeny and deposits are hosted in uplifted fault blocks as hydrothermally altered gold veins and stockworks in polymetallic veins.

The Ukrainian gold fields of Kvasove-Muzhievo-Beregove are well documented and there is an operating high grade gold mine in the region as well as gold deposits which have been subject to exploration with large scale resources categorized in Soviet resource classes.

UKP is seeking investment for further development of its gold properties and to restructure and increase its gold production at its Muzhievo mine, including exploring opportunities and the feasibility of industrial development of base metals.

The Muzhievo gold and base metals deposits comprise stockworks and veins hosting gold and gold polymetallic mineralization. The veins occur beneath stockworks in volcanic tuffs of the Beregove caldera.

Argosy will acquire an initial 2.24% stake in ZKP for US$300 000. Following the acquisition of this initial stake, Argosy will carry out a legal, financial and technical evaluation of the Muzhievo Mining Complex in accordance with international standards. In addition Argosy will also propose a full Program of Development for the Muzhievo mining complex, including an evaluation of all geological data pertaining to the Beregove gold deposit, with a view to mounting an aggressive exploration campaign. This work will be conducted and financed by Argosy with the full cooperation of UKP, including technical support as required.

Continued…

Argosy Minerals Inc. News Release 11-03	-2-	8/05/03

Within a nine month time frame Argosy has the right to increase its share in ZKP up to 25% at a cost of US$3.25M.

On completion of the Program of Development, Argosy will have earned the opportunity subject to agreement with UKP to acquire control over the Program or projects developed under the Program provided that Argosy assumes an obligation to finance such opportunities based on participation of the parties. UKP will contribute via geological information, facilitation of appropriate licences and concession of rights to exploit deposits and land and will grant Argosy access to all data pertaining to legal, financial and technical evaluation of the Muzhievo mining complex in order to conduct a full due diligence.

Within two months UKP and Argosy will have the option to enter into joint ventures for geological exploration and development of feasibility studies in respect of other gold deposits introduced to Argosy by UKP.

The gold potential in these deposits offers a world class opportunity for Argosy to utilise its many years of Eastern European gold experience, with a view to participating in the expansion of the existing Muzhievo gold mining complex and future development of new mines in Ukraine.

ON BEHALF OF THE BOARD

Cecil R. Bond
Chief Financial Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.